[SRZ Letterhead]

October 20, 2011

Deborah O’Neal-Johnson
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Lazard Multi-Strategy 1099 Fund
File Nos: 333-175797 and 811-22590

Dear Ms. O’Neal-Johnson,

          On behalf of Lazard Multi-Strategy 1099 Fund (the “Fund”), we are hereby filing Pre-Effective Amendment No. 1 to the Fund’s Registration on Form N-2 pursuant to the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”) (the “Amendment”). The Amendment is being filed in order to respond to your comments to the Fund’s Registration Statement on Form N-2 as contained in your letter dated August 30, 2011. Below, we describe the changes we have made in response to your comments and provide the information you requested.

          For your convenience, your comments are italicized, numbered and presented below, and each comment is followed by the Fund’s response.

          Capitalized terms used but not defined in this letter have the same meanings given to them in the Registration Statement.

Cover

          1. Please briefly disclose the illiquid nature of an investment in the Fund on the cover page.

          The requested disclosure regarding the illiquid nature of an investment in the Fund has been added to the cover page of the prospectus.

Prospectus Summary

Investment Objective and Investment Program

          2. The second sentence in the third paragraph of the above mentioned section states, “The securities in the Portfolio Funds are expected to include U.S. and non-U.S. equity and debt securities, commodities . .. . and other derivative instruments.” Please identify the types of equity securities, including the market capitalization of issuers, in which the underlying funds of the Fund (the “Portfolio Funds”) will be invested. Also, please revise this disclosure given that commodities are not “securities.”

          As further elaborated on in the “Investment Program -- Investment-Related Risks” section of the prospectus, Portfolio Managers are generally not limited in the markets in which they invest, either by location or type, and may invest in equity securities regardless of market capitalization, including micro- and small-cap companies. The sentence referenced in the comment has been revised to clarify that commodities are not “securities.”

          3. In regard to the Portfolio Funds’ investment in “other derivative instruments,” please note that the Division of Investment Management has recently made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investmentiguidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

          The Fund has revised its disclosure regarding derivatives in the “Risk Factors” section of the prospectus to take into account the Staff letter noted in your comment.

Potential Benefits of Investing in the Fund
Portfolio Fund Investment Practices

          4. On page 2 of the prospectus, you state the following: “These investments may include, but are not limited to, U.S. and foreign equity and fixed income securities.” Add disclosure regarding the maturity strategy and ratings qualifications, if any, regarding the fixed income securities.

          The requested disclosure regarding the expected maturity strategies and ratings qualifications of the fixed income investments of Portfolio Funds has been added to “Risk Factors -- Investment-Related Risks.”

Risk Factors

          5. At the beginning of the third paragraph in this section you state, “Each Portfolio Manager generally will charge the Fund an asset-based fee, and typically all of the Portfolio Managers will receive performance-based allocations.” Should the word “Fund” be replaced with “Portfolio Fund?” See, footnote 3 at page 8 of the prospectus.

          The sentence referenced in your comment has been revised to replace “Fund” with “Portfolio Fund.”

          6. Also in the third paragraph, you mention “performance-based allocations.” Consider replacing “performance-based allocations” with “performance-based fees” to provide consistent terminology throughout the document.

          As an accounting and tax matter, we believe there is a difference between the terms “performance-based allocations” and “performance-based fees.” As a result, we have revised the disclosure to say “performance-based allocations or fees” throughout the prospectus.

          7. The last full paragraph of this section provides the following cross-reference: “(See ‘Risk Factors,’ ‘Tax Aspects,’ and ‘Repurchase Officers.’)” Please consider adding page numbers to all cross-referenced sections.

          Page numbers have been added to all cross-referenced sections.

Purchase of Shares

          8. The prospectus states, “Generally, the minimum initial investment in Shares by an investor is $[_____] and subsequent investments must be at least $[____]. The minimum initial and minimum additional investment requirements may be reduced or increased by or with the authority of the Board. Under certain circumstances, the minimum investment amounts may be waived, subject to the approval of LAM Securities.” Please state such minimum will not be reduced under $25,000 or specifically disclose each class of investor that may be exempt from the minimum requirements. We may have further comments.

          The disclosure has been revised to state that the minimum investment amount in the Fund is $25,000.

Investor Suitability

          9. Please revise the definition of investor eligibility to, at a minimum, only include those investors that meet the definition of “accredited investor” under Rule 506 of Regulation D under the Securities Act of 1933. Please also include this limitation on the cover page.

          The prospectus has been revised to make clear that Shares of the Fund will only be sold to investors meeting the definition of an “accredited investor” under Rule 506.

Summary of Fund Expenses

Annual Expenses

          10. The caption for the annual expense table is as follows: “Annual Expenses (as a percentage of net assets attributable to Shares).” Please conform the parenthetical to the requirements of Item 3.1 of Form N-2 by replacing the word “Shares” with the words “common shares.”

          The requested revision has been made.

Example

          11. Please delete the information regarding expenses without a sales load from the cost example table.

          The requested deletion has been made.

Use of Proceeds; Cash Equivalents

          12. Notwithstanding the Fund’s fund of hedge fund structure, disclose how long it is expected to take to fully invest the net proceeds in accordance with the Fund’s investment objectives and policies, the reasons for any anticipated delay in investing the net proceeds, and the consequences of any delay. See, Item 7.2 of Form N-2.

          The Fund does not anticipate any delay in investing the net proceeds of the offering in accordance with the Fund’s investment objectives and policies. The net proceeds of the offering are expected to be invested in accordance with the Fund’s investment program as soon as practicable after each monthly closing of the offering. This has been clarified in the “Use of Proceeds; Cash Equivalents” section.

Investment Program

Investment Objective

          13. If the investment objectives may be changed without a vote of the holders of a majority of voting securities, include a brief statement to that effect per Item 8.2.a of Form N-2.

          The disclosure from “Investment Program -- Investment Policies and Restrictions” regarding the investment objective of the Fund being fundamental and not being able to be changed without the vote of a majority of the Fund’s outstanding voting securities has been added to the “Investment Objective” section.

Investment Strategy

          14. Given the Fund’s name, Lazard Multi-Strategy 1099 Fund, please explain the significance of “1099” in the Fund’s name and, if applicable, whether reference to the Internal Revenue Code should be included in the disclosure regarding the Fund’s principal strategy.

          The Fund intends to operate in a manner that will allow it to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986. Consequently, unlike many other registered funds of hedge funds, investors in the Fund will receive Form 1099 tax reporting. Disclosure has been added to the principal investment strategy section of the prospectus regarding the Fund’s intention to operate in this manner.

Identification of Strategies, Selection of Portfolio Managers and Allocation Procedure - Evaluation and Selection of Prospective Portfolio Managers and Strategies

Tactical Trading

          15. The prospectus states, “However, the Fund also may invest its assets directly by entering into investment advisory agreements granting Portfolio Managers discretionary investment authority to manage a portion of the Fund’s assets on a managed account basis (a “Portfolio Account”).” Please disclose additional information about such portfolio managers. For example, what is the management fee and who is responsible for paying it. Have such fees been included in the fee table?

          The Fund does not currently expect to utilize Portfolio Accounts. For this reason, the Fund cannot disclose specific information about Portfolio Managers who may manage Portfolio Accounts or the fees that will be payable to persons managing Portfolio Accounts. However, disclosure has been added stating that Portfolio Managers of Portfolio Accounts will be paid fees by the Fund that are similar to those that would be borne by the Fund as an investor in Portfolio Funds. The Fund will comply with all requirements of the 1940 Act with respect to the operations of any Portfolio Account.

          16. The prospectus also states, “In addition, to facilitate the efficient investment of the Fund’s assets, a separate investment vehicle may be created for a Portfolio Manager in which the Portfolio Manager serves as general partner and the Fund is the sole limited partner. The Fund’s participation in any such arrangement, if at all, will be subject to the requirement that the Portfolio Manager be registered as an investment adviser under the Advisers Act, and the Fund’s contractual arrangements with the Portfolio Manager will be subject to the requirements of the 1940 Act applicable to investment advisory contracts.” Please confirm in a letter to the staff that the Fund will treat all assets of an investment fund that is created for the Fund, and which the Fund will be the sole investor (other than the General Partner), as if the Fund directly owned them for purposes of complying with the Investment Company Act of 1940. The staff notes that, under certain circumstances, the Fund may be required to present consolidated financial statements.

          The Fund does not currently expect to create the separate investment vehicles for Portfolio Managers but could do so in the future. If the Fund were to create such vehicles, the operations of the vehicle would comply with all applicable laws and regulations, including those referenced in your comment.

Temporary Investments

          17. If the Fund intends to adopt temporary defensive positions, please disclose in this section, and where appropriate elsewhere in the prospectus, the risks that such measures could prevent the Fund from attaining its investment objectives and could result in lost investment opportunities.

          Disclosure regarding the risks associated with temporary defensive positions has been added.

Risk Factors

Special Risks of Multi-Manager Structure

Reliance on Information Provided by Portfolio Managers

          18. The prospectus states, “A Portfolio Manager’s delay in providing this information could delay the preparation of the Fund’s annual report.” In a letter to the staff, please explain whether the Fund will timely comply with Rule 30e-1 under the 1940 Act regarding delivery of shareholder reports. Also, please advise the staff whether it is expected that investors may be required to obtain extensions of time to file their tax returns. If so, such information should be prominently disclosed.

          The Fund expects to timely comply with Rule 30e-1 under the 1940 Act regarding delivery of shareholder reports. Accordingly, the sentence you referenced has been deleted. Additionally, the Fund does not expect that investors will be required to obtain extensions of time to file their tax returns.

Liquidity Implications

          19. The prospectus states, “Thus, upon the Fund’s withdrawal of all or a portion of its interest in a Portfolio Fund, the Fund may receive securities that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund, which may include distributions in kind to Shareholders.” Please disclose in detail the risks of in-kind distributions mentioned above. In what circumstances would the hedge funds distribute securities directly to the Fund? Clarify whether these securities would consist of interests in the hedge funds and/or securities from the portfolios of the hedge funds. Please disclose to what extent they would be subject to restrictions on resale.

          The risks associated with in-kind distributions to shareholders are set forth in “Risk Factors -- Limited Liquidity; In-Kind Distributions.” Generally, a Portfolio Fund might make distributions in-kind if it does not have sufficient cash to satisfy withdrawal requests, or if liquidating investments, to satisfy withdrawals would require sales at unfavorable prices due to current market conditions or other factors. The disclosure in the Fund’s prospectus also reminds prospective investors that, as a result, an investment in the Shares is suitable only for sophisticated investors. In addition, disclosure has been added to clarify that the in-kind distribution would not consist of interests in the Portfolio Funds.

Investment-Related Risks

          20. The paragraph sub-titled “Investments in High-Yield Securities” should include disclosure that such securities are also known as “junk bonds” and are speculative in nature. Please revise the paragraph accordingly.

          The requested revisions regarding investments in high-yield securities have been made.

Management of the Fund

          21. Provide the names of all of the Fund’s Trustees.

          The disclosure has been added.

          22. On page 27 you state, “Additional information about each Trustee follows (supplementing the information provided in the chart above), which describes some of the specific experiences, qualifications, attributes or skills that each Trustee possesses which the Board believes has prepared them to be effective Trustees.” Please provide the staff with the information that will be provided in the filing.

          The requested disclosure has been added.

Table of Contents of Statement of Additional Information

          23. Neither the table of contents nor the corresponding statement of additional information appears to have been filed with the prospectus.

          The table of contents of the Fund’s statement of additional information, as well as the statement of additional information have been included in the Amendment.

Appendix B Adviser Performance Information

          24. Please confirm to the staff that the Adviser did not manage other accounts or investment vehicles that are substantially similar to the fund.

          Apart from the Other Investment Vehicle, the Adviser does not manage any other account or investment vehicle that has substantially similar investment objectives, policies and restrictions as those of the Fund.

          25. In the third paragraph of this section, you state, “Unlike the Fund, the Other Investment Vehicle is not subject to certain investment limitations imposed by applicable tax regulations which may cause differences in the performance of the Fund and the Other Investment Vehicle.” If true, please revise the disclosure to state that the other investment vehicle was not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance result.

          The Fund notes that the Other Investment Vehicle is registered under the 1940 Act as a closed-end management investment company but has not elected to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986. The requested disclosure has been added.

Annual Returns For Each Calendar Year

          26. Delete the annual return column for the year 2001 and its related footnote, which reflects the returns during the period of September 1, 2001 through December 31, 2001.

          The requested deletions have been made.

          27. Please ensure that the footnotes correspond to the information provided in the tables and that appropriate indices are provided.

          The information in Appendix B has been updated.

          28. If the standardized SEC method was not used to calculate the prior performance, the Fund should disclose how the performance was calculated and that the method differs from the standardized SEC method.

          Rule 482 under the 1933 Act requires standardized performance in advertisements for open-end management investment companies. However, we note that the performance information contained in Appendix B is not being used in an advertisement and that the Fund is not an open-end fund. Nonetheless, the Fund has added information regarding the performance of the Other Investment Vehicle that is calculated using the standardized performance method.

General

          29. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

          We acknowledge this comment, and we have filed these additional items in the Amendment.

          30. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

          No exemptive applications or no-action requests have been filed or are expected to be filed.

          31. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

          Changes responsive to your comments have been made, as reflected in this letter.

          32. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          In connection with this filing, and as requested by the Staff, the Fund agrees that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          The Fund believes that the foregoing responses, together with changes being made in the Registration Statement, appropriately address all of the Staff’s comments.

          If you have any questions regarding this response or require further information, please call me at (212) 756-2533. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Kenneth Gerstein
Kenneth S. Gerstein